

GKN plc

GKN Corporate Centre
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700

03 APR 10 AM 7:21



03050186

1st April 2003

The United States Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 5th Street
Northwest
Washington DC 20549
USA

SUPPL

Exemption File 82-5204

New GKN PLC

Dear Sir,

GKN plc – Announcement

For your information I enclose a copy of the above, which was sent to the London Stock Exchange today.

Yours faithfully,

David Pavey
Assistant Company Secretary

PROCESSED
APR 24 2003
THOMSON FINANCIAL

Enc.

COMPLIANCE/SEC/COR/notification of press release

GKN plc

The following documents have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility:

(a) 2002 GKN plc Report & Accounts;
(b) Circular to shareholders incorporating the Notice of the 2003 AGM; and
(c) Form of proxy.

The Report & Accounts and AGM Circular are also available on the GKN website at www.gknplc.com.

The UK Listing Authority's Document Viewing Facility is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

G Denham
Company Secretary
1 April 2003